Prudential Global Total Return Fund, Inc.
For the Fiscal Period Ended 10/31/2011
File Number 811-04661

SUB-ITEM 77D
Policies With Respect to Security Investment



PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.

Supplement dated December 2, 2011 to
Summary Prospectus dated November 8, 2011 and
Statutory Prospectus dated February 9, 2011
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At a recent meeting of the Board of Directors of Prudential
Global Total Return Fund, Inc. (the "Fund"), the Board approved a change to the Fund's non-fundamental investment limits for asset-backed securities ("ABS") and high yield debt securities. This change will become effective on or about March 1, 2012.

This supplement amends the Fund's Prospectus and is in addition to any existing supplement to the Fund's Prospectus.

1.  The first paragraph under the caption "SUMMARY
SECTION - INVESTMENTS, RISKS AND PERFORMANCE
- Principal Investment Strategies" is deleted and replaced with the following:

       The Fund seeks investments that will increase in value, as well as pay the Fund interest and other income. The Fund normally invests at least 65% of its total assets in income-producing debt securities of U.S. and foreign corporations and governments, supranational organizations, semi-governmental entities or government agencies, authorities or instrumentalities, investment-grade U.S. or foreign mortgages and mortgage-related securities and U.S. or foreign short-term and long-term bank debt securities or bank deposits. The Fund invests in securities of emerging market countries. The Fund may invest in debt securities that are denominated in U.S. dollars or foreign currencies. Our approach to global investing focuses on country and currency selection. We look at fundamentals to identify relative value. The Fund may invest up to 50% of its total assets in high-yield, high-risk bonds, also known as "junk" bonds.

2.  The fifth and sixth paragraphs under the caption "HOW
THE FUND INVESTS - INVESTMENT OBJECTIVE AND
POLICIES" are deleted and replaced with the following:

	The Fund may invest in debt securities that are "investment-grade." This means major rating services, like Standard & Poor's Ratings Services (S&P) or Moody's
Investors Service, Inc. (Moody's), have rated the securities within one of their four highest quality grades. Debt obligations in the fourth highest grade are regarded as investment-grade, but have speculative characteristics and are riskier than higher rated securities. A rating is an assessment of the likelihood of timely repayment of interest and principal and can be useful when comparing different debt obligations. Ratings are not a guarantee of quality. The opinions of the rating agencies do not reflect market risk and they may at times lag behind the current financial conditions of a company. The Fund also may invest in obligations that are not rated, but that the investment subadviser believes are of comparable quality to the obligations described above.

	Up to 50% of the Fund's total assets may be invested in lower-rated securities, which are riskier than investment-grade debt obligations and considered "speculative" with respect to their capacity to pay principal and interest. The Fund's investments in these high-yield or "junk" bonds will have a minimum rating of C by Moody's or S&P or an equivalent rating by another major rating service at the time they are purchased. The Fund may continue to hold such a security if it is subsequently downgraded below C or an equivalent rating or is no longer rated by a major rating service.

3.  The following changes are made to the chart titled
"Principal & Non-Principal Strategies" under the caption
"HOW THE FUND INVESTS - INVESTMENT RISKS":

       The second bullet point is deleted and replaced with
the following:
*	High-yield debt securities (Junk Bonds): Up
to 50% of total assets

       The sixth bullet point is deleted and replaced with the
following:
*	Asset-backed securities: Up to 35% of total
assets





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